Exhibit 99.1

NOTICE TO THE SHAREHOLDERS

DISTRIBUTION OF INTERIM DIVIDENDS

JBS S.A. (“JBS” – B3: JBSS3, OTCQX: JBSAY) hereby informs its shareholders and the market in general that the JBS’ Board of Directors, held on the date hereof approved the distribution of Interim Dividends in the total amount of R$ 4,436,232,740.00 (four billion, four hundred and thirty-six million, two hundred and thirty-two thousand, seven hundred and forty reais), corresponding to R$2.00 per common share (“Interim Dividends”), based on the profit reserves determined in the balance sheet dated December, 31, 2023. The amount of dividends per share is estimated and may vary due to any change in the number of shares held in treasury.

1. The Interim Dividends will be charged to the mandatory minimum dividends for the fiscal year ending December 31, 2024.

2. The Interim Dividends will be paid in accordance with the shareholders’ positions existing at the close of the trading session of B3 S.A. - Brasil, Bolsa, Balcão on August 19, 2024 (base date) and JBS shares will be traded ex-dividend beginning August 20, 2024.

3. There will be no monetary correction or interests on the value of the Interim Dividends from the date hereof until the date on which the Dividends are effectively paid.

4. The payment of Interim Dividends will be carried out in national currency, by means of bank credit, and will be on October 07, 2024, at the bank address provided by the shareholder to Banco Bradesco S.A., JBS’ registrar.

5. For shareholders whose registration does not contain updated information of CPF/CNPJ or the “Bank/Branch/Account”, the Interim Dividends will only be credited after the updated of the registration, and within the deadlines determined by Banco Bradesco S.A.

6. The Interim Dividends of shareholders whose shares are deposited in institutions that provide securities custody services will be credited in accordance with the procedures adopted by the depositary institutions.

7. As a general rule, the payment of Interim Dividends will be exempt from Income Tax, in accordance with Article 10 of Law No. 9,249, of 1995.

São Paulo, Augustl 13, 2024.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer